Exhibit 99.1

Interim Consolidated Financial Statements

For the three and six months ended June 30, 2007
(unaudited)

Under Canadian Generally Accepted Accounting Principles

CONSOLIDATED BALANCE SHEETS
(unaudited)

As at		June 30, 2007	December 31, 2006
(in thousands of Canadian dollars)	Notes	$	$

Assets
Current assets
Cash and cash equivalents		7,425	18,467
Restricted cash and short-term investments	4	1,731	7,719
Accounts receivable, net	5	16,599	23,555
Taxes receivable		1,390	1,613
Inventory		13,132	10,281
Prepaid expenses and deposits		6,831	5,635
Current assets related to discontinued operations	14	-	6,225
Total current assets		47,108	73,495

Long-term accounts receivable, net	3	3,755	2,365
Long-term prepaid expenses and deposits		314	399
Property, plant and equipment, net		9,106	14,356
Intangible assets, net		23,180	27,794
Other assets, net	3	438	2,762
Non-current assets related to discontinued operations	14	-	29,382
Total assets		83,901	150,553

Liabilities
Current liabilities
Accounts payable and accrued liabilities		27,658	32,748
Customer advances		1,686	2,814
Current portion of deferred gain on sale of building	6	325	-
Current liabilities related to discontinued operations	14	-	36,715
Total current liabilities		29,669	72,277

Deferred gain on sale of building	6	2,807	-
Credit facility	3, 7	51,625	52,941
Convertible term loan	3, 8	11,892	10,487
Convertible redeemable secured debentures	9	-	1,785
Long-term debt		270	270
Other long-term liability		1,596	1,749
Long-term liabilities related to discontinued operations	14	-	111
Total liabilities		97,859	139,620

Contingencies	15

Shareholders' (Deficiency) Equity
Capital stock	10	355,064	352,174
Warrants			-
Equity component of convertible term loan	8	9,645	9,645
Equity component of convertible redeemable secured debentures	9	-	1,008
Contributed surplus		3,512	1,911
Deficit, pre-fresh start accounting		(227,142)	(227,142)
Deficit		(155,037)	(126,663)
Total shareholders' (deficiency) equity		(13,958)	10,933
Total liabilities and shareholders' (deficiency) equity		83,901	150,553

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS and COMPREHENSIVE LOSS
(unaudited)
		For the three months ended June 30,		For the six months ended June 30,
		2007	2006	2007	2006
(in thousands of Canadian dollars, except per share information)	Notes	$	$	$	$

Revenue
Equipment		21,281	13,022	43,136	30,625
Services		1,130	1,796	2,056	3,358
Total revenue		22,411	14,818	45,192	33,983

Cost of revenue
Equipment		19,530	13,805	35,248	27,199
Services		322	1,540	590	3,198
Total cost of revenue		19,852	15,345	35,838	30,397

Gross profit (loss)		2,559	(527)	9,354	3,586

Agent commissions		222	106	436	242
Selling, general and administrative expenses		11,219	13,509	22,847	23,659
Research and development expenses, net	11	4,052	3,371	7,851	6,288
Restructuring, asset impairment and other charges	12	721	148	721	2,594
Operating loss from continuing operations		(13,655)	(17,661)	(22,501)	(29,197)
Finance charges, net	13	3,726	2,182	7,376	5,240
Gain on foreign exchange		(2,798)	(1,280)	(3,340)	(1,682)
Loss from continuing operations before income taxes		(14,583)	(18,563)	(26,537)	(32,755)
Income tax expense (recovery)		13	(1)	24	58
Loss from continuing operations		(14,596)	(18,562)	(26,561)	(32,813)
(Loss) earnings from discontinued operations, net of income taxes	14	(330)	1,235	(582)	1,911
Net loss and comprehensive loss		(14,926)	(17,327)	(27,143)	(30,902)

Basic and diluted
Loss per share from continuing operations		(0.02)	(0.02)	(0.04)	(0.05)
Net loss per share		(0.02)	(0.02)	(0.04)	(0.05)

Basic and diluted weighted average number of common
shares outstanding (in thousands)		746,575	730,131	742,332	608,888

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	For the six months ended June 30,
		2007	2006
(in thousands of Canadian dollars)	Notes	$	$

Balance, beginning of period		(126,663)	(9,381)
Cumulative effect of adoption of new accounting policies	3	(257)	-
Deficit, beginning of period, as restated		(126,920)	(9,381)
Net loss		(27,143)	(30,902)
Induced conversion and redemption of convertible debentures	9	(974)	-
Share issue costs		-	(965)
Balance, end of period		(155,037)	(41,248)

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the three months ended June 30,			For the six months ended June 30,
		2007	2006	2007	2006
(in thousands of Canadian dollars)	Notes	$	$	$	$

Cash flows (used in) provided by continuing operating activities
Loss from continuing operations		(14,596)	(18,562)	(26,561)	(32,813)
Adjustments to reconcile net loss to net cash and cash
equivalents provided by (used in) operating activities:
Depreciation and amortization		2,880	3,357	5,818	6,395
Restructuring, asset impairment and other charges		-	-	-	1,292
(Gain) loss on disposal of property, plant and equipment	6	(54)	139	(54)	553
Gain on conversion and redemption of convertible debentures	9	-	-	(147)	-
Financing charges		2,883	1,147	6,197	3,142
Stock-based compensation		647	212	1,601	212
Unrealized foreign exchange gain		(2,406)	(1,539)	(3,485)	(1,625)
Changes in operating assets and liabilities:
Increase in long-term accounts receivable		(2,145)	-	(1,972)	-
Change in non-cash working capital items	16	3,577	(1,942)	(3,001)	(14,514)
		(9,214)	(17,188)	(21,604)	(37,358)

Cash flows provided by (used in) continuing financing activities
Increase (repayment) of long-term debt and lease liability		306	(600)	(466)	(4,665)
Proceeds from issue of shares and warrants, net of share issue costs		-	-	-	53,310
		306	(600)	(466)	48,645

Cash flows provided by (used in) continuing investing activities
(Decrease) increase in restricted cash and short-term investments		(110)	(9,345)	5,988	(9,194)
Purchase of property, plant and equipment		(416)	(762)	(965)	(1,035)
Net proceeds on disposal of property, plant and equipment		8,234	395	8,234	560
Increase in other assets		(438)	(181)	(428)	(181)
		7,270	(9,893)	12,829	(9,850)

(Decrease) increase in cash and cash equivalents
Continuing operations		(1,638)	(27,681)	(9,241)	1,437
Discontinued operations	14	(330)	144	(2,584)	216
(Decrease) increase in cash and cash equivalents		(1,968)	(27,537)	(11,825)	1,653

Cash and cash equivalents, beginning of period		9,393	38,669	19,250	9,479
Cash and cash equivalents, end of period		7,425	11,132	7,425	11,132

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

1.	Description of business, fresh start accounting, comparative figures and basis of presentation

Description of business
SR Telecom Inc. (“SR Telecom” or the “Company”) was incorporated on February 17, 1981, under the Canada Business Corporations Act. SR Telecom designs, delivers and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and internet service providers to supply broadband data and carrier-class voice services to end users in urban, suburban and remote areas around the globe. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. On February 1, 2007, the Company announced the closing of the sale of its majority-owned subsidiary, Comunicacion y Telefonia Rural S.A. (“CTR”) (see note 14).

Fresh start basis of accounting
On November 30, 2005, pursuant to the terms of the convertible debentures, a $10.0 million principal amount of the convertible debentures and accrued interest payable in kind thereon were converted on a pro rata basis among all holders of convertible debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the convertible debentures held approximately 72.9% of the then outstanding common shares. This conversion resulted in a substantial realignment of the interests in the Company between the creditors and shareholders. As a result, effective November 30, 2005, the date of the conversion, the Company adopted fresh start accounting. Accordingly, the deficit that arose prior to the conversion was reclassified to a separate account within shareholders’ equity and its assets and liabilities were revalued to their estimated fair values. The revaluation adjustments have been accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative figures
Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2007. The Company has restated financial information for the previous periods to reflect the sale of CTR, which is now shown as discontinued operations (note 14).

Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as, amongst others, long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, taxes, restructuring, stock-based compensation and other provisions and contingencies.

Except as disclosed in note 3, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in previous annual audited consolidated financial statements prepared in accordance with GAAP for the periods ended December 31, 2006, and 2005 and November 30, 2005.  The accompanying unaudited interim consolidated financial statements should be read in conjunction with the aforementioned financial statements. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented, except for the restructuring, asset impairment and other charges discussed in note 12. Operating results for the three and six months ended June 30, 2007 are not necessarily reflective of the results that may be expected for the year ending December 31, 2007.

These unaudited financial statements do not include all of the disclosures required by GAAP applicable to annual audited financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

2.	Going concern uncertainty
The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Company’s losses for the current and prior years, negative cash flows, reduced availability of supplier credit and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities and commitments in the ordinary course of business are subject to significant uncertainty.

For the three and six months ended June 30, 2007, the Company realized a net loss of $14.9 million and $27.1 million, respectively ($115.6 million for the year ended December 31, 2006), and used cash of $9.2 million and $21.6 million, respectively ($45.2 million for the year ended December 31, 2006) in its continuing operating activities. Going forward, the Company will continue to require substantial funds as it continues the development of its WiMAX product offering.

The Company has taken the following steps to address the going concern uncertainty:

On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR, for proceeds of nil (see note 14). As part of this transaction, the Company has been fully released from all of its obligations with respect to CTR, including liabilities with respect to loans to CTR amounting to approximately US$28.0 million, for which SR Telecom was guaranteeing up to US$12.0 million. The divestiture of this non-core asset marked another important step in the Company’s plan to strengthen its financial position by streamlining its balance sheet and to focus on its WiMAX strategy.

On March 6, 2007, the Company concluded the conversion/redemption of the remaining Convertible Debentures, allowing for the release of $4.7 million of restricted cash.

On April 12, 2007, the Company closed the sale and leaseback of its property located in Montreal, Quebec, Canada for net proceeds of $8.2 million.

On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company eliminated approximately 75 positions worldwide.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million was drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing (see note 18, subsequent events).

The Company’s successful execution of its business plan is dependent upon a number of factors that involve risks and uncertainties. In particular, the development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s strategic plan and of its future success and profitability. If either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company will experience significant adverse effects on its liquidity, financial condition and ability to continue as a going concern.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

3.	Adoption of new accounting policies

Financial instruments
The Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This Section requires that (i) all financial assets be measured at fair value, with some exceptions such as loans and receivables and investments that are classified as held to maturity, (ii) other financial liabilities be measured at amortized cost or classified as held for trading purposes and (iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The CICA also reissued Section 3860 (as Section 3861) of the CICA Handbook, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for years beginning on or after October 1, 2006. The Company adopted these new Sections effective January 1, 2007.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

As of January 1, 2007, the Company has classified its cash and cash equivalents and its restricted cash as held for trading. The Company also classified its accounts receivable and long-term receivables as loans and receivables, which are measured at amortized cost. The accounts payable and accrued liabilities, customer advances, credit facility, convertible term loan and long-term debt were all classified as other financial liabilities, which are measured at amortized cost.

As a result of adopting Section 3855, the Company’s deferred financing costs on the credit facility and convertible term loan, previously presented in other assets on the consolidated balance sheet, were reclassified against long-term debt as of January 1, 2007. In addition, completion fees on the credit facility and convertible term loan, previously presented in accounts payable and accrued liabilities on the balance sheet, were also reclassified to long-term debt as of January 1, 2007. As a result of the application of Section 3855, $0.3 million was credited to opening deficit as at January 1, 2007 to reflect the difference between the straight-line and the effective interest methods of amortization.

Furthermore, as a result of adopting Section 3855, the Company’s long-term accounts receivable were discounted to their amortized cost as at January 1, 2007. As at January 1, 2007, $0.6 million was debited to opening deficit to reflect the difference between the amortized cost and the carrying value of the long-term accounts receivable.

In accordance with the transitional provisions, prior periods were not restated as a result of adopting this new accounting standard.

Hedges
The CICA issued Section 3865 of the CICA Handbook, Hedges. The Section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording gains, losses, revenue and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenue and expenses are recorded in the same period. The adoption of Section 3865 as of January 1, 2007 did not have a material impact on the Company’s consolidated financial statements.

Comprehensive income
The CICA issued Section 1530 of the CICA Handbook, Comprehensive Income. The Section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than just the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the unrealized gains and losses on derivatives in cash flow hedging relationships.

The CICA also made changes to Section 3250 of the CICA Handbook, Surplus, and reissued it as Section 3251, Equity. This Section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income.

The adoption of these Sections on January 1, 2007 required the Company to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

➢  Comprehensive income and its components
➢  Accumulated other comprehensive income and its components

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

4.	Restricted cash and short-term investments

	June 30, 2007	December 31, 2006
	$	$
Guaranteed Investment Certificates pledged in support of letters of guarantee issued by
Canadian and foreign chartered banks, bore interest at rates ranging from 3.0% to
3.15% and matured through March 2007	-	173
Restricted cash held by the Company's financial institution as part of the first ranking moveable hypothec over the Company's cash and credit balances held at the financial
institution (see note 2)	1,300	7,546
Cash held in escrow in support of an indemnification of parties guaranteed under the
CTR sale agreement	431	-
	1,731	7,719

5.	Accounts receivable, net

In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International (“MCI”) and Telecommunications d’Haiti, S.A.M. (“Teleco de Haiti”). The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration with respect to funds that ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12.9 million.  Following various proceedings and actions during 2002 to 2006, the Company determined that the most likely outcome would not result in the full recovery of the receivable and, accordingly, recorded a provision for doubtful accounts in the amount of $3.1 million (US$2.7 million).

In March 2007, SR Telecom reached a settlement with MCI and Teleco de Haiti in the amount of $2.3 million (US$2.0 million). SR Telecom received the settlement amount in late March 2007.

6.	Deferred gain on sale of building

On April 12, 2007, the Company closed the sale of its property located in Montreal, Quebec, Canada for net proceeds of $8.2 million.

The property sold consisted of land with a net book value of $2.0 million and buildings with a net book value of $3.0 million, as at April 12, 2007. The land and building did not qualify to be presented as held for sale at year-end given that a significant portion is being leased back.

The Company is leasing back a significant portion of the sold property for a term of 10 years at a rate of approximately $0.6 million per year. In accordance with GAAP, the Company is accounting for the leaseback of the property as an operating lease. The Company realized a net gain on sale of property of $3.2 million in the second quarter of 2007, which, in accordance with GAAP, is being deferred and amortized over the term of the lease. As part of the lease agreement, the Company is to provide a security deposit of three months rent to be returned, proportionately, at the end of the third, fourth and fifth years of the lease. In addition, the purchaser will holdback three months rent from the proceeds as an additional security deposit to be returned at the earliest of when the Company completes two consecutive profitable quarters or the end of the lease term.

7.	Credit facility

On May 19, 2005, SR Telecom entered into a US dollar denominated credit agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, which was fully drawn as at June 30, 2007 and December 31, 2006. The credit facility was revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Company. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and the three-month US dollar LIBOR rate plus 3.85%, and additional interest payable in kind, which is the greater of 7.5% and the three-month US dollar LIBOR rate plus 4.85%. In February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007.  In July 2007, the Company entered into an agreement with the syndicate of lenders whereby they agreed to amend certain terms of the initial advance under the credit facility allowing the cash portion of the interest to be payable in kind until December 2008 (see note 18).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

8.	Convertible term loan
On December 16, 2006, the Company obtained a $20.0 million convertible term loan from a syndicate of lenders comprised of shareholders of the Company. The convertible term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the option of the Company, at a rate equal to the greater of 7.5% or the three-month US dollar LIBOR rate plus 4.85%. In February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007. In July 2007, the Company entered into an agreement with the syndicate of lenders whereby they agreed to amend certain terms of the initial advance under the convertible term loan allowing the cash portion of the interest to be payable in kind until December 2008 (see note 18).

The convertible term loan has a five-year term and is secured by the assets of the Company, subordinated only to the existing credit facility. The holders of the convertible term loan have the right to convert, at any time, the convertible term loan, all “in kind” interest and other accrued but unpaid interest thereon into common shares of the Company at the conversion rate of $0.17 per common share. In accordance with GAAP, the convertible term loan was accounted for on the basis of its substance and is presented in its component parts of debt and equity.

9.	Convertible redeemable secured debentures
In accordance with GAAP, the convertible debentures were accounted for on the basis of their substance and were presented in their component parts of debt and equity.

On February 14, 2007, the Company announced the redemption of its outstanding 10% secured convertible debentures due October 15, 2011 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus accrued but unpaid interest thereon to the redemption date. Up to the redemption date, debenture holders had the option to convert all or a portion of their convertible debentures and accrued but unpaid interest thereon into common shares at an effective rate of $0.15 per common share.

Between February 14, 2007 and March 6, 2007, $2.0 million of convertible debentures, including accrued but unpaid interest thereon, were converted into 13,181,651 common shares. The Company accounted for these conversions as induced early conversions, with the number of shares issued from the conversion being measured at $0.217 per common share, as per the original terms of the convertible debentures, and additional shares issued to induce the conversion being measured at fair value. The resulting debt settlement gain of $0.1 million is included in financing expenses and incremental conversion costs of $0.9 million are included in deficit.

On March 6, 2007, the Company redeemed the remaining $0.7 million of convertible debentures and accrued but unpaid interest thereon for $0.8 million. The Company accounted for this redemption as an early redemption of debt, with the consideration paid on extinguishment being allocated to the debt and equity component parts of the convertible debentures. The resulting gain of $0.05 million relating to the debt component is included in financing expenses and the resulting cost of $0.04 million relating to the equity component is included in deficit.

By March 6, 2007, the Company had redeemed all of its outstanding 10% convertible debentures.

10.	Capital stock and warrants

Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
Issued and outstanding
common shares		Capital stock
		$
Opening balance as at January 1, 2007	733,393,060	352,174
Conversions of debentures during the first quarter of 2007	13,181,651	2,890
Closing balance as at June 30, 2007	746,574,711	355,064

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

   Stock-Based Compensation Plan
   The following table summarizes the activity in the Employee Stock Option Plan:
	Six months ended June 30,
		2007		2006

	Weighted average number of options	Weighted average exercise price	Weighted average number of options	Weighted average exercise price
		$		$
Outstanding, beginning of period	24,800,715	0.54	232,480	30.17
Granted	-	-	16,017,000	0.33
Forfeited/expired	(408,575)	0.32	(303,400)	4.57
Outstanding, end of period	24,392,140	0.54	15,946,080	0.68
Options exercisable, end of period	4,111,530	1.56	183,180	30.52

   The following table summarizes information about the Company's outstanding and exercisable stock options as at June 30, 2007:

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Options exercisable	Weighted average exercise prices
$			$		$

0.18 to 0.24	1,609,400	6.4 years	0.21	-	-
0.32 to 0.41	22,601,960	5.9 years	0.33	3,938,850	5.77
6.64 to 8.80	78,000	6.6 years	7.62	69,900	7.63
16.40 to 22.90	35,250	4.0 years	18.11	35,250	18.11
45.30 to 57.80	52,030	2.3 years	50.84	52,030	50.84
83.30 to 89.70	15,500	2.0 years	85.57	15,500	85.57
	24,392,140	5.9 years	0.54	4,111,530	1.56

For the three and six months ended June 30, 2007, compensation expense of $0.6 million and $1.6 million, respectively, ($0.2 million for the three and six months ended June 30, 2006) is recognized in the consolidated statement of operations for awards granted to employees. The fair value of direct awards of stock is determined based on the quoted market price of the Company’s stock, and the fair value of stock options is determined using the Black-Scholes option pricing model.

11.	Research and development expenses, net
Investment tax credits netted against research and development expenses amounted to $0.4 million and $1.0 million, respectively for the three and six months ended June 30, 2007 ($0.4 million and $0.8 million, respectively for the three and six months ended June 30, 2006).

The Canadian federal government offers a tax incentive to companies performing research and development (R&D) activities in Canada.  This tax incentive is calculated based on pre-determined formulas and rates, which consider eligible R&D expenditures, and can be used to reduce federal income taxes otherwise payable in Canada. Such credits, if not used in the year earned, can be carried forward for a period of twenty years. The Quebec provincial government offers a similar incentive, except that it is receivable in cash instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec provincial taxes payable. The provincial credit is recorded as income taxes receivable until the payment is received. The federal credit was recognized on the balance sheet as investment tax credits to be used in future periods. As of July 1, 2003, the Company ceased the recognition of further federal investment tax credits.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

12.	Restructuring, asset impairment and other charges
For the three and six months ended June 30, 2007, restructuring charges of $0.7 million ($0.1 million for the three months ended June 30, 2006 and $2.6 million for the six months ended June 30, 2006) were incurred.

The restructuring charges incurred in the three and six months ended June 30, 2007 consist of severance and termination benefits related to the Company’s plan to reorganize its internal operations and centralize its activities.

In the six months ended June 30, 2006, restructuring charges included a $0.1 million charge for the reduction in expected sub-lease revenue related to a Montreal facility vacated in late 2005, $1.2 million of severance and termination benefits, and an impairment charge of $1.3 million related to the sale of certain manufacturing assets, with a carrying amount of $1.7 million, to a contract manufacturer for $0.4 million. These restructuring charges related primarily to the Company’s decision to outsource its manufacturing operations of non-WiMAX products as well as to a reduction of employees in its France subsidiary. In total, 74 employees were terminated, including 67 operations employees, 4 administration employees and 3 sales and marketing employees. As at June 30, 2007, $0.2 million remains payable.

13.	Finance charges, net

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Financing charges	463	34	739	226
Interest on credit facility	2,546	2,257	5,150	4,452
Interest on convertible term loan	913	-	1,796	-
Interest on convertible redeemable secured debentures	-	85	55	915
Interest on long-term debt	6	5	11	10
Other interest, net	(202)	(199)	(375)	(363)
	3,726	2,182	7,376	5,240

Included in financing charges for the three and six months ended June 30, 2007 are non-cash charges of $2.9 million and $6.2 million, respectively, ($1.1 million and $3.1 million, respectively, in the three and six months ended June 30, 2006) comprised of accreted interest on the convertible term loan and convertible debentures, as well as interest paid in kind on the credit facility, convertible debentures and convertible term loan.

For the three and six months ended June 30, 2007, debt settlement gains of nil and $0.1 million, respectively (nil for the three and six months ended June 30, 2006), are included in financing charges as a result of induced conversions of convertible debentures and early redemption of convertible debentures.

14.	Discontinued operations

CTR
On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR (Telecommunications Service Provider segment) to Chile.com, an integrated telecom service provider, for proceeds of nil. The sale resulted in a net loss of $0.2 million. As part of this transaction, the Company was fully released from all of its obligations with respect to CTR, including liabilities with respect to loans to CTR amounting to approximately US$28.0 million, for which SR Telecom was guaranteeing up to an amount of US$12.0 million.

The net liabilities, results of operations and cash flows of CTR have been presented in the consolidated interim financial statements as discontinued operations and accordingly, comparative financial information has been restated to reflect the sale.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

   The net liabilities of discontinued operations are as follows:
	As at June 30, 2007	As at December 31, 2006
	$	$
Cash and cash equivalents	-	783
Restricted cash and short-term investments	-	119
Accounts receivable, net	-	3,385
Inventory	-	1,745
Prepaid expenses and deposits	-	193
Current assets	-	6,225

Property, plant and equipment, net	-	29,382

Accounts payable and accrued liabilities	-	3,187
Customer advances	-	317
Current portion of long-term debt	-	33,211
Current liabilities	-	36,715

Long-term debt	-	111

Net liabilities of discontinued operations	-	(1,219)

  The results of discontinued operations are as follows:
Three months ended June 30,			Six months ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Revenue from discontinued operations	-	4,570	1,779	9,693
Loss on disposal of discontinued operations	(330)	-	(551)	-
Pretax (loss) earnings from discontinued operations	(330)	1,235	(582)	1,911
(Loss) earnings from discontinued operations	(330)	1,235	(582)	1,911

  The cash flows from discontinued operations are as follows:
Three months ended June 30,			Six months ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Cash flows (used in) provided by operating activities	(330)	1,175	(2,597)	2,159
Cash flows (used in) provided by investing activities	-	(1,031)	13	(1,943)
(Decrease) increase in cash and cash equivalents from discontinued operations	(330)	144	(2,584)	216

Swing product line
Effective December 1, 2005, the Company sold substantially all of the assets and operations of its subsidiary in France, as well as its Australian subsidiary, to a subsidiary of Duons Systèmes of Paris, France (“Purchaser”). With this transaction, the Company effectively disposed of its Swing product line operations.

The results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

In conjunction with the sale of its Swing-related operations in December 2005, the Company signed an agreement that provides for royalty payments based on revenue earned on certain specific contracts transferred to the Purchaser. During the three and six months ended June 30, 2007, the Company earned royalties of nil and $0.3 million, respectively (nil and $0.5 million, respectively, during the three and six months ended June 30, 2006). The pre-tax earnings (loss) and net earnings (loss) from discontinued operations also include such results.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

15.	Contingencies
The Company included in its accounts payable and accrued liabilities or income taxes payable, as at June 30, 2007 and as at December 31, 2006, management’s best estimate of the outcome of several litigations, described as follows.

Future Communications Company (“FCC”) litigation
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc., a wholly-owned subsidiary, of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. to accept return of inventory provided to FCC. The Kuwait Appeal Court rejected the appeal, filed on March 2, 2005, and the Company appealed this decision to the highest of the Kuwait Courts on July 4, 2005. On January 7, 2007, the Kuwait Appeal Court handed down its decision, which was in favour of FCC for an amount of US$1.0 million plus court fees.

Employee related litigation
As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labour laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. The Company intends to vigorously defend itself against these claims with all available defences.

Tax matters
In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes, and by Canadian and provincial governments for research and development tax credits relating to prior years. The Company has reviewed these assessments and determined the likely amounts to be paid. Such amounts have been accrued in their respective classification on the statement of operations, including research and development expenses, income tax expense and selling, general and administrative expenses.

General
The Company is involved in various legal proceedings in the ordinary course of business. The Company is not currently involved in any additional litigation that, in management's opinion, would have a materially adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Company's business in the future.

16.	Statements of cash flows

Non-cash working capital items
Three months ended June 30,			Six months ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Decrease (increase) in accounts receivable	11,738	(7,379)	6,956	(14,059)
Decrease (increase) in taxes receivable	1,084	(283)	223	(1,286)
(Increase) decrease in inventory	(1,486)	(1,108)	(2,851)	152
(Increase) decrease in prepaid expenses	(314)	2,504	(1,111)	489
(Decrease) increase in accounts payable and accrued liabilities	(4,848)	3,818	(5,090)	(162)
(Decrease) increase in customer advances	(2,597)	506	(1,128)	352
	3,577	(1,942)	(3,001)	(14,514)

Supplemental cash flow information

Non-cash financing and investing activities:
Shares issued upon conversion of 10% redeemable secured convertible debentures	-	382	2,890	65,809

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Three months ended June 30,			Six months ended June 30,
	2007	2006	2007		2006
Cash paid for:	$	$		$		$
Interest	-	1,090		620		2,137
Income taxes	-	61		58		122

	As at June 30, 2007		As at June 30, 2006
Cash and cash equivalents are comprised of the following:			$		$
Cash in bank		7,425				11,132

17.	Segmented information
Since the sale of CTR, the Company only maintains a single Wireless Telecommunications Product segment.

Geographic Information
The Company's basis for attributing revenue from external customers is based on the customer’s location. Sales to customers located outside of Canada represent approximately 97% of revenue or $21.7 million for the three months ended   June 30, 2007 (98% of revenue or $14.6 million, for the three months ended June 30, 2006), and 97% of revenue or $44.0 million for the six months ended June 30, 2007 (99% of revenue or $33.5 million, for the six months ended June 30, 2006). The following sets forth external revenue from continuing operations by individual foreign countries where the revenue exceeds 10% of the total consolidated revenue from continuing operations for the period indicated.

For the three and six months ended June 30, 2007:
	Three months ended June 30, 2007		Six months ended June 30, 2007
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Argentina	2,330	10%	5,151	11%
Mexico	15,943	71%	28,870	64%
Others	4,138	19%	11,171	25%
Total	22,411	100%	45,192	100%

For the three and six months ended June 30, 2006:
	Three months ended June 30, 2006		Six months ended June 30, 2006
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Spain	1,971	13%	4,009	12%
Argentina	2,915	20%	6,483	19%
Mexico	5,530	37%	8,335	25%
Others	4,402	30%	15,156	44%
Total	14,818	100%	33,983	100%

  The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of the total consolidated revenue from continuing operations for the period indicated.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

  For the three and six months ended June 30, 2007:
Three months ended June 30, 2007			Six months ended June 30, 2007
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Techtel LMDS Communicaciones	2,330	10%	5,151	11%
Axtel S.A. de C.V.	15,230	68%	27,905	62%
Others	4,851	22%	12,136	27%
Total	22,411	100%	45,192	100%

  For the three and six months ended June 30, 2006:
Three months ended June 30, 2006			Six months ended June 30, 2006
	Revenue	% of revenue	Revenue	% of revenue
	$		$
Axtel S.A. de C.V.	4,591	31%	6,036	18%
Techtel LMDS Communicaciones	2,912	20%	6,480	19%
Siemens S.A.	1,971	13%	4,009	12%
Others	5,344	36%	17,458	51%
Total	14,818	100%	33,983	100%

  Intangible assets are located entirely in Canada. The following sets forth the property, plant and equipment of continuing operations by location:
As at		As at
	June 30, 2007	December 31, 2006
	$	$
Canada	8,788	14,109
Other	318	247
	9,106	14,356

18.	Subsequent events

a)	Term Loan
On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million was drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing. The term loan has a five-year term and is subject to the same security as the existing loans under the credit facility, but ranking senior to the existing loans. The term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the option of the Company, at a rate equal to the greater of 7.5% or the three-month US dollar LIBOR rate plus 4.85%. The cash portion of the interest will be payable in kind until December 2008.  A payout fee of 5% of the term loan will be paid to lenders upon repayment or maturity of the loan.

In connection with entering into this new term loan, the syndicate of lenders agreed to amend certain terms of the initial advances under the credit facility and the convertible term loan. The maturity date has been amended to match the maturity date of this new financing, and the cash portion of the interest will be payable in kind until December 2008.

In addition, amendments were also made to the terms of the credit facility and the convertible term loan for the portion of the debt held by two of the lenders. A conversion right was granted to these two lenders whereby their respective portions would be convertible into common shares of the Company. As well, the conversion price of the portion of the convertible term loan held by one of the lenders was amended.

b)	Convertible Term Loan
On July 10, 2007, $1.0 million of the convertible term loan, including accrued but unpaid interest thereon, was converted into 8,418,058 common shares, with the number of shares issued from the conversion being measured at $0.114 per common share, as per the terms of the Amended and Restated Credit Agreement.